Mail Stop 4561

March 2, 2006

VIA USMAIL and FAX 212-363-4231

Mr. Sean Deson
Chief Financial Officer
Activeworlds Corp.
40 Wall Street Floor 58
New York, NY 10005

      Re: Activeworlds Corp.
               Form 10-KSB for the year ended December 31, 2004
               Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005
               File No. 001-15819

Dear Mr. Deson:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Cicely D. Luckey
Accounting Branch Chief